Exhibit 12.1

Vulcan Materials Company and Subsidiary Companies

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended June 30,		For the years ended December 31,
dollars in thousands	2018	2017	2017	2016	2015	2014	2013
Fixed charges
Interest expense before capitalization credits	$72,821	$76,841	$300,699	$141,543	$219,915	$236,875	$197,493
Amortization of financing costs	0	0	0	0	3,602	8,583	6,184
One-third of rental expense	17,044	19,682	39,363	41,686	39,552	36,103	29,959

Total fixed charges	$89,865	$96,523	$340,062	$183,229	$263,069	$281,561	$233,636

Earnings before income taxes as adjusted
Earnings from continuing operations before income taxes	$248,840	$197,749	$361,316	$547,257	$327,857	$298,838	$(3,703)
Minority interest in earnings (losses) of a consolidated subsidiary	0	0	0	0	0	0	0
Fixed charges	89,865	96,523	340,062	183,229	263,069	281,561	233,636
Capitalized interest credits	(1,510)	(3,357)	(5,177)	(7,468)	(2,930)	(2,092)	(1,089)
Amortization of capitalized interest	1,477	1,196	2,505	2,653	2,518	2,742	3,408

Earnings before income taxes, as adjusted	$338,672	$292,111	$698,706	$725,671	$590,514	$581,049	$232,252

Ratio of earnings to fixed charges	3.8	3.0	2.1	4.0	2.2	2.1	1.0